TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

1
2
TD Bank Group Reports Second Quarter 2026 Results

Earnings News Release

•
Three and six months ended April 30, 2026
This quarterly Earnings News Release (ENR)

should be read in conjunction with the

Bank’s unaudited second quarter 2026

Report to Shareholders for the three
and six months ended April 30,

2026, prepared in accordance with International

Financial Reporting Standards (IFRS)

as issued by the International

Accounting
Standards Board (IASB), which is available

on our website at http://www.td.com/investor/.

This ENR is dated May 27, 2026. Unless

otherwise indicated, all
amounts are expressed in Canadian dollars, and

have been primarily derived from the Bank’s

Annual or Interim Consolidated Financial

Statements prepared in
accordance with IFRS. Certain comparative

amounts have been revised to conform with

the presentation adopted in the current period.

Additional information
relating to the Bank is available on the Bank’s website

at http://www.td.com,

as well as on SEDAR+ at http://www.sedarplus.ca

and on the U.S. Securities and
Exchange Commission’s (SEC) website at http://www.sec.gov

(EDGAR filers section).
Reported results conform with generally

accepted accounting principles (GAAP),

in accordance with IFRS.

Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use

of non-GAAP financial measures, refer

to “Non-GAAP and Other Financial Measures”

in the “How We Performed”,
or “How Our Businesses Performed” sections

of this document.
SECOND QUARTER FINANCIAL HIGHLIGHTS,

compared with the second quarter last

year:
●
Reported diluted earnings per share were

$2.43, compared with $6.27.
●
Adjusted diluted earnings per share were

$2.38, compared with $1.97.
●
Reported net income was $4,251 million,

compared with $11,129 million.
●
Adjusted net income was $4,168 million,

compared with $3,626 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April

30, 2026, compared with the corresponding

period last year:
●
Reported diluted earnings per share were

$4.77, compared with $7.81.
●
Adjusted diluted earnings per share were

$4.82, compared with $3.99.
●
Reported net income was $8,294 million,

compared with $13,922 million.
●
Adjusted net income was $8,384 million,

compared with $7,249 million.
SECOND QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The second quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $33 million ($25 million after tax or 1

cent per share), compared with $43 million

($35 million after tax or
2 cents per share) in the second quarter

last year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $43 million ($33

million after tax or
2 cents per share), compared with $47 million

($35 million after tax or 2 cents per

share) in the second quarter last year.
●
Income tax adjustment on gain on sale of

The Charles Schwab Corporation (Schwab)

shares of ($288) million (($288)

million after tax or (17) cents
per share).
●
Change in partnership share in the U.S. strategic

cards portfolio of $197 million ($147

million after tax or 9 cents per share).
TORONTO
, May 28, 2026

– TD Bank Group (“TD” or the “Bank”)

today announced its financial results

for the second quarter ended April 30,

2026. Reported
earnings and earnings per share were $4.3

billion and $2.43, compared with $11.1 billion and $6.27, respectively, in the second quarter last year. Adjusted
earnings and earnings per share were $4.2

billion and $2.38, up 15% and 21%, respectively, year-over-year.
"This was another strong quarter for TD.

We drove record Q2 earnings in Canadian Personal

and Commercial Banking, all-time high

earnings in Wealth
Management and Insurance and Wholesale

Banking,

and we accelerated momentum in U.S.

Banking.

We demonstrated disciplined execution as we grew

return
on equity and delivered our fourth consecutive

quarter of positive operating leverage,

on an adjusted basis. We also continue to make

consistent progress on our
AML remediation and enhancements, which remain

our top priority,"

said Raymond Chun, Group President and

CEO, TD Bank Group. "Our bank has momentum,
and we are making important investments

in talent, innovation, AI and client experience,

as we fundamentally restructure our

cost base to drive performance and
continue winning."
Canadian Personal and Commercial

Banking delivered record Q2 revenue

and earnings
Canadian Personal and Commercial

Banking net income was $1,925 million, up

15% year-over-year, primarily reflecting higher revenue

and lower provisions for
credit losses (PCL). Revenue grew 5%

year-over-year driven by loan and deposit volume

growth and higher margins.
Canadian Personal Banking drove continued

momentum in deepening client relationships, achieving

record penetration rates for consumer and

small business
credit cards. The business also generated $9

billion in closed referrals to Wealth, with double-digit

growth year-over-year, driven by strong frontline engagement and execution. Canadian Business Banking

maintained its momentum this quarter as

continued progress on distribution expansion

contributed to strong loan
growth and earnings. TD Auto Finance was

once again awarded #1 for Dealer Satisfaction

among both Non-Prime and Prime Credit

Non-Captive Automotive
Financing Lenders in the JD Power 2026

Canada Dealer Financing Satisfaction Study
.
U.S. Banking sustained business momentum

U.S. Banking reported net income was $813

million (US$595

million), an increase of $771

million (US$560

million) year-over-year. On an adjusted basis, net
income was $960 million (US$702

million), up 8% (12% in U.S. dollars) year-over-year. The

segment delivered a return on equity of 8.2%

on a reported basis and
9.6% on an adjusted basis, up 770 basis

points and 130 basis points year-over-year

respectively, as the business continued to manage capital

with discipline.
U.S. Banking performance was supported

by growth across core lending portfolios,

including double-digit growth year-over-year

in middle market commercial
lending and TD’s proprietary credit card balances.

In Wealth, record mass affluent sales drove double-digit

asset growth year-over-year.
1
TD Auto Finance received the highest score in the retail non-captive non-prime segment and the retail non-captive prime segment in the JD Power 2024-2026 Canada Dealer Financing Satisfaction
Studies, which measure Canadian auto dealers’ satisfaction with their auto finance providers. Visit jdpower.com/awards for more details.
2
Core loan growth is defined as growth in average loan volumes excluding the impact of the loan portfolios identified for sale or run-off under the U.S. balance sheet restructuring program.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

Wealth Management and Insurance delivered

record earnings and assets
Wealth Management and Insurance net income

was $837 million, up 18% year-over-year, driven by record

assets, higher insurance earned premiums,

and
deposit volume growth.
Wealth Management launched the fully redesigned

TD Easy Trade™

app, delivering a streamlined, mobile-first

experience that supports the next generation

of
self-directed investors, offering market-leading

capabilities. TD Insurance launched a client-facing

generative AI powered Virtual Assistant, becoming

the first
Canadian home and auto insurer to deploy

this capability and making it simpler for

clients to connect with TD Insurance.
Wholesale Banking delivered record earnings
Wholesale Banking net income was $612

million, up 46% year-over-year on a reported

basis and 38% year-over-year on an adjusted

basis, reflecting higher
revenues and lower PCL, partially offset by higher

non-interest expenses. Revenue for the

quarter was $2,393 million, up 12% year-over-year, driven

by strong
execution across Global Markets and Corporate

and Investment Banking including strength

in Equities, Capital Markets, and Lending

businesses.
Wholesale Banking performance reflects

the depth and diversification of the platform

combined with high levels of client activity and

constructive market
conditions. Return on equity for the quarter

was 14.5%, a significant improvement

year-over-year, driven by strong revenue growth, moderating

expense growth,
and disciplined capital management.
Capital
TD’s Common Equity Tier 1 Capital ratio was 14.3%.
Conclusion
“Our ongoing share buy-back and the dividend

increase announced today reflect our

confidence in TD’s growth and earnings power,” added Chun. “As we deepen
relationships, run our bank simpler and faster, and execute

with discipline, we are creating value for shareholders,

supporting our clients, and opening new
opportunities for growth. I want to thank our

colleagues for delivering once again this quarter

for TD and the more than 28 million

clients we serve."
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 3.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S.

securities legislation, including the U.S. Private Securities Litigation Reform Act of
1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (2025 MD&A) in the Bank’s 2025 Annual Report under the heading
“Economic Summary and Outlook”, under the headings “Key Priorities for 2026” and “Operating Environment

and Outlook” for the Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and
Insurance, and Wholesale Banking segments, and under the heading “2025 Accomplishments and Focus for 2026” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for

2026
and beyond and strategies to achieve them, the regulatory environment in which the Bank operates,

and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as
“will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “outlook”, “plan”,

“goal”, “target”, “possible”, “potential”, “predict”, “project”, “may”, and “could” and similar expressions or variations
thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to
inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties

– many of which are
beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit,

market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance and legal, financial crime, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of the investigations into the Bank’s U.S. Bank Secrecy Act (BSA)/anti-money laundering

(AML) program; the impact of the global resolution of the investigations into the Bank’s U.S. BSA/AML program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; the
business relationship with The Charles Schwab Corporation through the insured deposit account agreement exposes the Bank to certain risks; technology and cyber security risk (including cyber-attacks, data security
breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of
third-parties; the impact of new and changes to, or application of, current laws, rules and regulations,

including consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance;
increased competition from incumbents and new entrants (including Fintechs and big technology competitors);

shifts in consumer

attitudes and disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop,

and retain key talent; changes in foreign exchange rates, interest rates, credit spreads and equity prices; downgrade,
suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the
interconnectivity of financial institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates
and changes to accounting standards, policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk

Factors and
Management” section of the 2025 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings
“Significant Events”, “Significant and Subsequent Events” or “Update on U.S. Bank Secrecy

Act (BSA)/Anti-Money Laundering (AML) Program Remediation and Enterprise AML Program Improvement

Activities“ in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements. Material economic assumptions underlying the
forward-looking statements contained in this document are set out in the 2025 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”, under the headings “Key Priorities for 2026” and
“Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2025
Accomplishments and Focus for 2026” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable). Any forward-looking statements
contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the

Bank’s financial position,
objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-
looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Results of operations
Total revenue – reported $ 15,797 $ 16,585 $ 22,937 $ 32,382 $ 36,986
Total revenue – adjusted 1 16,037 16,629 15,138 32,666 30,168
Provision for (recovery of) credit losses 1,001 1,039 1,341 2,040 2,553
Insurance service expenses (ISE) 1,398 1,622 1,417 3,020 2,924
Non-interest expenses – reported 8,372 8,753 8,139 17,125 16,209
Non-interest expenses – adjusted 1 8,339 8,563 7,908 16,902 15,891
Net income – reported 4,251 4,043 11,129 8,294 13,922
Net income – adjusted 1 4,168 4,216 3,626 8,384 7,249
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 964.3 $ 958.5 $ 936.4 $ 964.3 $ 936.4
Total assets 2,085.1 2,099.3 2,064.3 2,085.1 2,064.3
Total deposits 1,243.4 1,245.1 1,267.7 1,243.4 1,267.7
Total equity 124.3 125.6 126.1 124.3 126.1
Total risk-weighted assets 2 641.4 635.2 624.6 641.4 624.6
Financial ratios
Return on common equity (ROE) – reported
3
14.7% 13.6% 39.1% 14.1% 24.8%
Return on common equity – adjusted
1
14.4 14.2 12.3 14.3 12.7
Return on tangible common equity (ROTCE) 1,3 17.7 16.3 48.0 17.0 31.3
Return on tangible common equity – adjusted 1 17.2 16.9 15.0 17.1 15.9
Efficiency ratio – reported 3 53.0 52.8 35.5 52.9 43.8
Efficiency ratio – adjusted, net of ISE 1,3,4 57.0 57.1 57.6 57.0 58.3
Provision for (recovery of) credit losses

as a % of net

average loans 0.43 0.43 0.58 0.43 0.54
Common share information – reported (Canadian dollars)
Per share earnings
Basic $ 2.44 $ 2.35 $ 6.28 $ 4.78 $ 7.81
Diluted 2.43 2.34 6.27 4.77 7.81
Dividends per share 1.08 1.08 1.05 2.16 2.10
Book value per share 3 68.22 68.20 66.75 68.22 66.75
Closing share price (TSX) 5 146.33 127.26 88.09 146.33 88.09
Shares outstanding (millions)
Average basic 1,660.7 1,680.3 1,740.5 1,670.6 1,745.3
Average diluted 1,665.5 1,684.7 1,741.7 1,675.4 1,746.3
End of period 1,652.1 1,671.2 1,722.5 1,652.1 1,722.5
Market capitalization (billions of Canadian dollars) $ 241.7 $ 212.7 $ 151.7 $ 241.7 $ 151.7
Dividend yield 3 3.2% 3.5% 5.0% 3.4% 5.2%
Dividend payout ratio
3
44.1 45.9 16.6 45.0 26.8
Price-earnings ratio 3 17.3 10.3 9.1 17.3 9.1
Total shareholder return (1 year)
3
72.2 60.0 13.6 72.2 13.6
Common share information – adjusted (Canadian dollars) 1
Per share earnings
Basic $ 2.39 $ 2.45 $ 1.97 $ 4.84 $ 3.99
Diluted 2.38 2.44 1.97 4.82 3.99
Dividend payout ratio 45.0% 44.0% 53.0% 44.5% 52.4%
Price-earnings ratio 15.9 14.5 11.4 15.9 11.4
Capital ratios 2
Common Equity Tier 1 (CET1) Capital ratio 14.3% 14.5% 14.9% 14.3% 14.9%
Tier 1 Capital ratio 16.0 16.3 16.6 16.0 16.6
Total Capital ratio 17.8 18.1 18.5 17.8 18.5
Leverage ratio 4.5 4.5 4.7 4.5 4.7
Total Loss Absorbing Capacity (TLAC) ratio 31.1 31.1 31.0 31.1 31.0
TLAC Leverage ratio 8.8 8.6 8.7 8.8 8.7
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “How We

Performed” or “How Our Businesses
Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used
in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section in the Bank’s second quarter 2026 Management’s
Discussion and Analysis (MD&A) for further details.
3

For additional information about these metrics, refer to the Glossary in the Bank’s second quarter 2026 MD&A, which is incorporated by reference.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q2 2026: $14,639 million, Q1 2026: $15,007 million, Q2 2025: $13,721 million, 2026

YTD: $29,646 million, 2025 YTD: $27,244 million.
5

Toronto Stock Exchange closing market

price.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

3
UPDATE ON THE

REMEDIATION

OF THE U.S. BANK SECRECY ACT/ANTI-MONEY LAUNDERING

PROGRAM AND
ENTERPRISE AML PROGRAM
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it reached a
resolution (the “Global Resolution”) of

previously disclosed investigations related

to its U.S. BSA/AML program. The Bank

and certain of its U.S. subsidiaries
consented to orders with the Office of the Comptroller

of the Currency (“OCC”), the Federal

Reserve Board (“FRB”), and the Financial Crimes

Enforcement
Network (“FinCEN”) and entered into plea agreements

with the Department of Justice (“DOJ”), Criminal

Division, Money Laundering and Asset Recovery

Section
and the United States Attorney’s Office for the District

of New Jersey. The full terms of the consent orders and plea agreements are available on the Bank’s issuer
profile on SEDAR+ at www.sedarplus.com.
The Bank is focused on meeting the terms

of the consent orders and plea agreements,

including meeting the requirements to remediate

the Bank’s U.S. BSA/AML
program. In addition, the Bank is also undertaking

remediation of the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions

Programs (“Enterprise
AML Program”).
For additional information on the risks associated

with the remediation of the Bank’s U.S. BSA/AML

program and the Bank’s Enterprise AML Program,

see the
“Risk Factors That May Affect Future Results –

Remediation of the Bank’s U.S. BSA/AML Program

and Enterprise AML Program” section

of the 2025 MD&A.
Update on the Remediation of the U.S.

AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. The Bank continues

to work on its
management remediation actions (the term

“management remediation actions” is

not a regulatory definition and is considered by

the Bank to consist of the root
cause assessments, data preparation, design,

documentation, frameworks, policies, standards,

training, processes, systems, testing and implementation

of
controls, as well as the hiring of resources)

with significant work and important milestones

remaining in calendar 2026 and calendar 2027

including the Suspicious
Activity Report lookback per the OCC consent

order which management expects

to complete in calendar 2027. For fiscal 2026,

the Bank continues to expect U.S.
BSA/AML remediation and related governance

and control investments to be largely in

line with the previous guidance of approximately

US$500 million pre-tax.
All management remediation actions will

be subject to demonstrated sustainability

and validation by the Bank’s internal audit function

(with such activities currently
planned for calendar 2026 and calendar

2027), as well as the review by the appointed

monitor, and, ultimately, the review and approval of the Bank’s U.S. banking regulators and the DOJ. Following such independent

reviews, testing, and validation, there could

be additional management remediation actions

that would take
place after calendar 2027 in which case the

overall remediation timeline may be extended.

In addition, as the Bank undertakes the lookback

reviews, the Bank
may be required to further expand the

scope of the review, either in terms of the subjects being

addressed and/or the time period reviewed.

The following graph
illustrates the Bank’s expected remediation plan

and progress on a calendar year basis,

based on its work to date:
The Bank’s remediation timeline is based on

the Bank’s current plans, as well as assumptions

related to the duration of remediation activities,

including the
completion of lookback reviews. The Bank’s

ability to meet its planned remediation

milestones assumes that the Bank will be able

to successfully execute against
its U.S. BSA/AML remediation program plan,

which is subject to inherent risks and uncertainties

including the Bank’s ability to attract and retain key

employees,
the ability of third parties to deliver on their

contractual obligations, the successful development

and implementation of required technology

solutions, and data
availability to complete the required lookback

reviews. Furthermore, the execution

of the U.S. BSA/AML remediation plan,

including these planned milestones, will
not be entirely within the Bank’s control because

of various factors such as (i) the requirement

to obtain regulatory approval

or non-objection before proceeding
with various steps, and (ii) the requirement

for the various deliverables to be acceptable

to the regulators and/or the monitor. As of the date hereof, the

Bank
believes that it and its applicable U.S. subsidiaries

have taken such actions as are required

of them to date under the terms of the consent

orders and plea
agreements and is not aware of them being in

breach of the same. For information

about the Bank’s AML governance framework,

see the “Managing Risk” section
of the Bank’s 2025 Annual Report.
While substantial work remains, the

Bank is making progress on remediating and

strengthening its U.S. BSA/AML program

as previously disclosed including
continued improvements through:

1)

continued maturation of transaction monitoring

and investigation processes;
2)

enhancements to the new Know Your Customer (KYC) platform which now includes an improved customer risk

rating model and is expected to
provide more accurate, timely and consistent

risk assessments across U.S. Banking’s client

population;
3)

additional enhancements to the Financial

Crime Risk Management (FCRM) training

program with improved controls, providing

insights into training
effectiveness, completion metrics, and workforce

readiness;
4)

improvements to front-line onboarding

systems for Money Service Businesses, providing

U.S. Banking employees with the ability to

sustainably
identify, detect and manage Money Service Businesses going

forward; and
5)

completion by the third-party vendor of

the first population of lookback reviews.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

U.S. BSA/AML program, including:
1)

further deployments of the new KYC

platform;
2)

further deployments of machine learning

and specialized AI;
3)

continued data enhancements with the deployment

of dedicated FCRM data environments

which will create a single source of truth

in support of
advanced detection capabilities;
4)

continued

enhancements to its financial crime risk assessment

methodologies and processes;
3

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on (i) the scope of work in the
U.S. BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses, (ii) actual third party monitor and lookback review costs which could vary from initial estimates and are not entirely within the control of the Bank, as well as (iii) the Bank’s ability to successfully execute against the U.S. BSA/AML remediation program in accordance with the U.S. Banking segment’s fiscal 2026 and medium term plan .

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

5)

continued training and development of colleagues;

and
6)

continued execution of lookback reviews as required

under the OCC and FinCEN consent orders.
Strengthening of the Bank’s Enterprise AML Program
The Bank continues to undertake remediation

of the Enterprise AML Program, including

a range of management remediation and

enhancement actions (the term
“management remediation and enhancement

actions” is not a regulatory definition and

is considered by the Bank to consist

of root cause assessments, data
preparation, design, documentation, frameworks,

policies, standards, training, processes,

systems, testing, and execution of controls,

as well as the hiring of
resources). While the Bank has made progress

on this remediation work, it is a multi-year

endeavour and the remediation work remains

ongoing. The timing of
completion of the remediation work will not

be entirely within the Bank’s control, and is subject

to regulatory feedback, internal review, challenge and validation.

As
previously disclosed, following the end of the

first quarter of fiscal 2025, the Financial Transactions

and Reports Analysis Centre of Canada (FINTRAC)
commenced a review of certain remediation

steps that the Bank has taken to date

to address the FINTRAC violations.

This review is ongoing, and subject to the
outcome, may result in additional regulatory

actions.
The remediation and enhancement of the Enterprise

AML Program is exposed to similar

risks as noted in respect of the remediation

of the Bank’s U.S. BSA/AML
Program (see also “Remediation of the

U.S. BSA/AML Program” above). In particular, as the Bank

continues its remediation and improvement activities

of the
Enterprise AML Program, it expects an increase

in identification of reportable transactions

and/or events, which will add to the operational

backlog in the Bank’s
FCRM investigations processing that the

Bank currently faces, but is working

towards remediating, across the Bank. In

addition, on an ongoing basis, the Bank will
continue to review and assess whether issues

identified in one jurisdiction have an impact

in other jurisdictions. Furthermore, the

Bank’s regulators or law
enforcement agencies may identify other issues

with the Bank’s Enterprise AML Program, which

may result in additional regulatory actions.

These issues identified
through the Bank’s own review or by the Bank’s regulators

or law enforcement agencies may

broaden the scope of the remediation and improvements

required for
the Enterprise AML Program.

While substantial work remains, the

Bank is making progress on remediating

and strengthening the Enterprise AML

Program as previously disclosed, including:
1) advanced transaction monitoring capabilities,

including enhanced scenario coverage;
2) strengthened governance and first-line engagement

in managing financial crime risks via dedicated

governance forums; and
3) updated FCRM training standards to

strengthen and align requirements globally.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

Enterprise AML Program,

including:

1)

continued progress on clearing operational

backlogs;
2)

ongoing advancements in transaction monitoring

capabilities;

and
3)

continued investment in supporting advanced

analytics, machine learning, and AI opportunities

within FCRM.
HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The global economic outlook continues to

slow in calendar 2026. The conflict in the

Middle East and resulting surge in oil prices has already

lifted inflation and is
expected to continue to put downward pressure

on global growth. The conflict has also increased

volatility in financial and commodity markets

due to uncertainty
over the duration of restricted oil flows

through the Strait of Hormuz and elevated

oil prices. While some economies, including

parts of Europe, may see a modest
pickup in economic activity from higher government

spending later in the year, the near-term fallout from the oil supply crunch will remain a dominant theme
weighing on growth in much of Asia and Europe.
Incoming data suggest that the U.S. economy

has remained resilient despite a fluid policy

backdrop. Activity through the first calendar

quarter of 2026 was
supported by continued AI-related capital

spending (shifting from construction toward

equipment and software) and a rebound

in government activity after last
year's shutdown. Consumer spending

was a soft spot, in part reflecting bad weather

and, more recently, higher gasoline prices. Looking ahead, TD Economics expects tax cuts, continued investments in

AI, and a business-friendly regulatory environment

to help sustain the expansion. However, the pace of

growth will
remain sensitive to labour market conditions,

energy-price volatility and the evolution

of trade policy.
Hiring in the U.S. was volatile through

the first quarter of calendar 2026, but looking

past the month-to-month volatility, the trend indicates job growth has picked
up from an anemic pace at the end of last

year alongside a stabilization in the unemployment

rate. Inflation pressures have also picked

up, reflecting both the
pass-through from tariffs and higher energy prices.

We expect core inflation to drift higher in

the coming months reflecting the knock-on

effects of higher energy
costs. As a result, the Federal Reserve is likely

to leave the federal funds rate unchanged

at a range of 3.5%-3.75% this year. Should the supply

shocks fade and
inflation trends improve, TD Economics

forecasts that the Federal Reserve would lower

the policy rate towards estimates of a “neutral”

level at 3.25%-3.50% in
2027. The timing and pace of interest rate

moves will depend on whether job growth

weakens further and whether inflationary pressures

prove more persistent
than expected.
Canada’s economy has continued to expand at

a modest pace. The impact of U.S. tariffs is evident

both directly, via weaker exports in affected sectors, and
indirectly, through elevated uncertainty that has tempered hiring and delayed some investment decisions.

Overall, Canada's labour market has shown

a lack of
dynamism. So far this year, total employment has declined

by a modest 28,000 per month on average.

Slower population growth has reduced

labour force growth,
which has kept the unemployment rate in

a still-elevated range of 6.5%-7%. Looking

ahead in 2026, a modest improvement in

the economy is expected alongside
a gradual improvement in housing activity, public infrastructure and defense outlays, and some firming in

business investment. However, the risks to the outlook
remain highly sensitive to geopolitical events

and U.S. trade policy.
The Canadian central bank has maintained

a steady policy stance in 2026, keeping

the overnight rate at 2.25% after substantial

easing since mid-2024. TD
Economics expects no change in the policy

interest rate through the remainder of 2026.

Due to the economy having excess supply

and a weakened economic
growth profile, this is expected to outweigh

any near-term rise in inflation within the

conditions evaluated by the Bank of Canada.

Once the conflict subsides, a
generally weaker U.S. dollar and a smaller

gap between U.S. and Canadian short-term interest

rates are expected to lift the Canadian dollar. TD Economics expects the Canadian dollar to appreciate to

the 74-75 U.S. cent range by late-2026, although

the outcome of U.S. trade policy will be a

key determinant for timing
and direction.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

net of ISE, and adjusted effective income tax rate.

The Bank
believes that non-GAAP financial measures and

non-GAAP ratios provide the reader with

a better understanding of how management

views the Bank’s
performance. Non-GAAP financial measures

and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be
comparable to similar terms used by other issuers.

Supplementary financial measures depict

the Bank’s financial performance and position, and

capital
management measures depict the Bank’s capital

position, and both are explained in this document

where they first appear.
Investment in The Charles Schwab Corporation

(“Schwab”) and Insured Deposit Account

(IDA) Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. The Bank
discontinued recording its share of earnings

available to common shareholders from

its investment in Schwab following

the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Banking segment reflected the Bank’s

share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was

reported with a one-month lag. For further

details, refer to Note 12 of the Bank’s 2025

Annual Consolidated Financial
Statements.
Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through the
insured deposit account agreement (“Schwab

IDA Agreement”).
On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034. Pursuant

to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts. Remaining deposits are designated

as floating-rate obligations. The IDA deposit

floor is set at US$60 billion.
Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further

details on the Schwab IDA Agreement.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Net interest income $ 8,861 $ 8,789 $ 8,125 $ 17,650 $ 15,991
Non-interest income 6,936 7,796 14,812 14,732 20,995
Total revenue 15,797 16,585 22,937 32,382 36,986
Provision for (recovery of) credit losses 1,001 1,039 1,341 2,040 2,553
Insurance service expenses 1,398 1,622 1,417 3,020 2,924
Non-interest expenses 8,372 8,753 8,139 17,125 16,209
Income before income taxes and share

of net income from
investment in Schwab 5,026 5,171 12,040 10,197 15,300
Provision for (recovery of) income taxes 775 1,128 985 1,903 1,683
Share of net income from investment in

Schwab
– – 74 – 305
Net income – reported 4,251 4,043 11,129 8,294 13,922
Preferred dividends and distributions on other

equity instruments
202 101 200 303 286
Net income available to common shareholders $ 4,049 $ 3,942 $ 10,929 $ 7,991 $ 13,636

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “How

We Performed” or “How Our
Businesses Performed” sections of this document.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Operating results – adjusted
Net interest income 1,2 $ 8,904 $ 8,833 $ 8,208 $ 17,737 $ 16,128
Non-interest income 3 7,133 7,796 6,930 14,929 14,040
Total revenue 16,037 16,629 15,138 32,666 30,168
Provision for (recovery of) credit losses 1,001 1,039 1,341 2,040 2,553
Insurance service expenses 1,398 1,622 1,417 3,020 2,924
Non-interest expenses 4 8,339 8,563 7,908 16,902 15,891
Income before income taxes and share of net income from
investment in Schwab 5,299 5,405 4,472 10,704 8,800
Provision for (recovery of) income taxes 5 1,131 1,189 929 2,320 1891
Share of net income from investment in Schwab 6 – – 83 – 340
Net income – adjusted 4,168 4,216 3,626 8,384 7,249
Preferred dividends and distributions on other equity instruments 202 101 200 303 286
Net income available to common shareholders –

adjusted
3,966 4,115 3,426 8,081 6,963
Pre-tax adjustments for items of note
Amortization of acquired intangibles 7 (33) (34) (43) (67) (104)
Restructuring charges 4 – (200) (163) (200) (163)
Acquisition and integration-related charges 4 – – (34) – (86)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1 (43) (44) (47) (87) (101)
Gain on sale of Schwab shares 3 – – 8,975 – 8,975
Balance sheet restructuring 2,3 – – (1,129) – (2,056)
Federal Deposit Insurance Corporation (FDIC) special assessment 4 – 44 – 44 –
Change in partnership share in the U.S. strategic cards

portfolio
3 (197) – – (197) –
Less: Impact of income taxes
Amortization of acquired intangibles (8) (8) (8) (16) (17)
Restructuring charges – (52) (41) (52) (41)
Acquisition and integration-related charges – – (8) – (19)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(10) (12) (12) (22) (25)
Gain on sale of Schwab shares 5 (288) – 407 (288) 407
Balance sheet restructuring – – (282) – (513)
FDIC special assessment – 11 – 11 –
Change in partnership share in the U.S. strategic cards

portfolio
(50) – – (50) –
Total adjustments for items

of note
83 (173) 7,503 (90) 6,673
Net income available to common shareholders – reported $ 4,049 $ 3,942 $ 10,929 $ 7,991 $ 13,636
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income (NII) – Q2 2026: ($43)

million, Q1 2026: ($44) million,
2026 YTD: ($87) million, Q2 2025: ($47) million, 2025 YTD: ($101) million, reported in the Corporate segment.
2

Adjusted net interest income excludes the following item of note:
i.

Balance sheet restructuring – Q2 2025: $36 million, 2025 YTD: $36 million in respect of U.S. Banking activities, reported in the U.S. Banking segment.
3

Adjusted non-interest income excludes the following items

of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale – Q2 2025: $8,975 million, 2025 YTD: $8,975 million, reported in the Corporate segment;
ii.

Balance sheet restructuring – Q2 2025: $1,093 million, 2025 YTD: $2,020 million in respect of U.S. Banking activities, reported in the U.S. Banking segment; and
iii.

Charge reflecting a change in the partnership share in the U.S. strategic cards portfolio, resulting in an adjustment to the corresponding program receivable – Q2 2026: $197 million, 2026 YTD: $197 million, reported in the U.S. Banking segment.
4

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q2 2026: $33 million, Q1 2026: $34 million, 2026 YTD: $67 million, Q2

2025: $34 million, 2025 YTD: $69 million, reported in the Corporate segment;
ii.

Restructuring charges – Q1 2026: $200 million, 2026 YTD: $200 million, Q2 2025: $163 million, 2025 YTD:

$163 million, reported in the Corporate segment;

iii.

Acquisition and integration-related charges – Q2 2025: $34 million, 2025 YTD: $86 million, reported in the Wholesale Banking segment; and
iv.

FDIC special assessment – Q1 2026: ($44) million, 2026 YTD: ($44) million, reported in the U.S.

Banking segment.
5

Provision for (recovery of) income taxes includes a tax benefit of $288 million related to the Bank's gain on sale of Schwab shares in 2025, reported in the Corporate segment in the second quarter of fiscal 2026 upon the
filing of the Bank’s tax return. Refer to “Income Taxes” in the “Financial Results Overview” section in the Bank's second quarter 2026 MD&A for further details.
6

Adjusted share of net income from investment in Schwab excludes the following item of note on an after-tax basis. The earnings impact of this item was reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – Q2 2025: $9 million, 2025 YTD: $35 million.
7

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and 6 for amounts.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Basic earnings per share – reported $ 2.44 $ 2.35 $ 6.28 $ 4.78 $ 7.81
Adjustments for items of note (0.05) 0.10 (4.31) 0.06 (3.82)
Basic earnings per share – adjusted $ 2.39 $ 2.45 $ 1.97 $ 4.84 $ 3.99
Diluted earnings per share – reported $ 2.43 $ 2.34 $ 6.27 $ 4.77 $ 7.81
Adjustments for items of note (0.05) 0.10 (4.30) 0.05 (3.82)
Diluted earnings per share – adjusted $ 2.38 $ 2.44 $ 1.97 $ 4.82 $ 3.99
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated

as the segment net income as a percentage

of average allocated capital. The Bank’s methodology

for allocating
capital to its business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated to

the business segments was
based on 11.5% CET1 Capital.
TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Average common equity $ 113,288 $ 115,250 $ 114,585 $ 114,310 $ 110,708
Net income available to common shareholders

– reported
4,049 3,942 10,929 7,991 13,636
Items of note, net of income taxes (83) 173 (7,503) 90 (6,673)
Net income available to common shareholders

– adjusted
$ 3,966 $ 4,115 $ 3,426 $ 8,081 $ 6,963
Return on common equity – reported 14.7% 13.6% 39.1% 14.1% 24.8%
Return on common equity – adjusted 14.4 14.2 12.3 14.3 12.7
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 6: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Average common equity $ 113,288 $ 115,250 $ 114,585 $ 114,310 $ 110,708
Average goodwill 18,584 18,751 19,302 18,696 19,207
Average imputed goodwill and intangibles on
investments in Schwab – – 1,304 – 2,924
Average other acquired intangibles 1 303 339 450 322 456
Average related deferred tax liabilities (240) (246) (236) (243) (236)
Average tangible common equity 94,641 96,405 93,765 95,535 88,357
Net income attributable to common
shareholders – reported 4,049 3,942 10,929 7,991 13,636
Amortization of acquired intangibles, net of income

taxes
25 26 35 51 87
Net income attributable to common shareholders
adjusted for amortization of acquired intangibles,
net of income taxes 4,074 3,968 10,964 8,042 13,723
Other items of note, net of income taxes (108) 147 (7,538) 39 (6,760)
Net income available to common shareholders

– adjusted
$ 3,966 $ 4,115 $ 3,426 $ 8,081 $ 6,963
Return on tangible common equity 17.7% 16.3% 48.0% 17.0% 31.3%
Return on tangible common equity – adjusted 17.2 16.9 15.0 17.1 15.9
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the
Corporate segment. Effective June 1, 2026, the Bank

will implement a reorganization within

the Canadian Personal and Commercial Banking

segment, whereby
Small Business Banking will transition from

Canadian Business Banking to Canadian

Personal Banking.

The reorganization will not impact the segment’s
reporting.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2025 MD&A, and Note

27 of
the Bank’s Annual Consolidated Financial

Statements for the year ended October 31,

2025.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $18

million, compared with
$17 million in the prior quarter and $13 million

in the second quarter last year.
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in non-interest

expenses, resulting in no impact to the

Corporate segment’s
reported net income (loss). The net income

included in the U.S. Banking segment includes

only the portion of revenue and credit

losses attributable to TD under
the agreements.
Effective the first quarter of 2026, non-interest income

within U.S. Banking is adjusted for the Bank’s

share of losses from community-based

tax-advantaged
investments accounted for using the equity

method which are reclassified to provision for income

taxes. This allows the Bank to measure the

effective tax rate for
U.S. Banking consistently with similar institutions.

The adjustment between non-interest income

and provision for income taxes reflected in

U.S. Banking results is
reversed in the Corporate segment. Comparative

amounts have been reclassified to conform

with the presentation adopted in the first quarter

of 2026.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported in

the U.S. Banking segment. Amounts for amortization

of acquired
intangibles,

the acquisition and integration charges related

to the Schwab transaction, and the Bank’s share

of restructuring and other charges incurred

by Schwab
were recorded in the Corporate segment.

Beginning in the third quarter of fiscal 2025,

the U.S. Banking segment no longer includes

contributions from Schwab
and consequently discussions of the U.S. Banking

segment’s performance exclude Schwab.
TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Net interest income $ 4,289 $ 4,394 $ 4,023 $ 8,683 $ 8,158
Non-interest income 967 1,027 968 1,994 1,982
Total revenue 5,256 5,421 4,991 10,677 10,140
Provision for (recovery of) credit losses –

impaired
465 424 428 889 887
Provision for (recovery of) credit losses –

performing
33 12 194 45 256
Total provision for (recovery of) credit losses 498 436 622 934 1,143
Non-interest expenses 2,088 2,147 2,052 4,235 4,138
Provision for (recovery of) income taxes 745 794 649 1,539 1,360
Net income $ 1,925 $ 2,044 $ 1,668 $ 3,969 $ 3,499
Selected volumes and ratios
Return on common equity 1 31.3% 32.1% 28.9% 31.7% 30.2%
Net interest margin (including on securitized

assets)
2 2.85 2.83 2.82 2.84 2.82
Efficiency ratio 39.7 39.6 41.1 39.7 40.8
Number of Canadian retail branches

at period end
1,042 1,043 1,059 1,042 1,059
Average number of full-time equivalent staff 3 33,159 33,660 32,152 33,414 32,204
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section of this document and the Glossary in the Bank’s second quarter
2026 MD&A for additional information about these metrics.

3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end to end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q2 2026 vs. Q2 2025
Canadian Personal and Commercial

Banking net income for the quarter was

$1,925 million, an increase of $257

million, or 15%, compared with the second
quarter last year, primarily reflecting higher revenue and lower

PCL. The annualized ROE for the quarter

was 31.3%, compared with 28.9% in the

second quarter
last year.
Revenue for the quarter was $5,256 million, an

increase of $265 million, or 5%,

compared with the second quarter last year. Net interest income was
$4,289 million, an increase of $266 million, or

7%, primarily reflecting volume growth

and higher margins. Average loan volumes

increased $32 billion, or 6%,
reflecting 5% growth in personal loans and

7% growth in business loans. Average deposit

volumes increased $12 billion, or 3%, reflecting

1% growth in personal
deposits and 5% growth in business deposits.

Net interest margin was 2.85%, an increase

of 3 basis points (bps), primarily due to higher

margins on loans and
deposits, partially offset by changes in balance

sheet mix. Non-interest income was $967

million, relatively flat compared with the second

quarter last year.
PCL for the quarter was $498 million, a decrease

of $124 million compared with the second

quarter last year. PCL – impaired was $465 million, an increase of
$37 million, or 9%, largely reflecting credit

migration in the consumer lending portfolios, partially

offset by lower provisions in the commercial lending

portfolio. PCL
– performing was $33 million, a decrease of

$161 million compared with the second quarter

last year. The performing provisions this quarter were largely driven by

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

4
the consumer lending portfolios reflecting an

update to the macroeconomic outlook.

Total PCL as an annualized percentage of credit volume was 0.33%, a decrease of 11 bps compared with the second quarter last year.
Non-interest expenses for the quarter were $2,088

million, an increase of $36 million, or 2%,

compared with the second quarter last

year, primarily reflecting
higher employee-related expenses.
The efficiency ratio for the quarter was 39.7%, compared

with 41.1% in the second quarter last

year.
Quarterly comparison – Q2 2026 vs. Q1 2026
Canadian Personal and Commercial

Banking net income for the quarter was

$1,925 million, a decrease of $119 million, or 6%, compared

with the prior quarter,
primarily reflecting the impact of fewer days

in the second quarter and higher PCL.

The annualized ROE for the quarter

was 31.3%, compared with 32.1% in the
prior quarter.
Revenue decreased $165 million, or 3%,

compared with the prior quarter. Net interest income decreased

$105 million, or 2%, primarily reflecting fewer

days in
the second quarter. Average loan volumes increased $3 billion,

while average deposit volumes decreased

$2 billion. Net interest margin was 2.85%,

an increase
of 2 bps, primarily due to higher margins on loans

and deposits, partially offset by changes in balance

sheet mix. As we look forward to the third

quarter, based on
current rate and competitive market dynamics,

we expect net interest margin to be relatively

stable, similar to this quarter's results
.

Non-interest income
decreased $60 million, or 6%, compared with

the prior quarter, reflecting lower fee revenue.
PCL for the quarter was $498 million, an increase

of $62 million compared with the prior

quarter. PCL – impaired was $465 million, an increase

of $41 million, or
10%, largely reflecting higher provisions in

the commercial lending portfolio. PCL –

performing was $33 million, an increase

of $21 million compared with the prior
quarter. The performing provisions this quarter were largely driven by the consumer lending portfolios

reflecting an update to the macroeconomic

outlook. Total
PCL as an annualized percentage of credit

volume was 0.33%, an increase of 5 bps

compared with the prior quarter.
Non-interest expenses decreased $59 million, or

3%, compared with the prior quarter, primarily reflecting

fewer days in the second quarter.

The efficiency ratio was 39.7%, compared with 39.6%

in the prior quarter
Year-to-date comparison – Q2 2026 vs. Q2 2025
Canadian Personal and Commercial

Banking net income for the six months ended

April 30, 2026, was $3,969 million, an increase

of $470 million, or 13%,
compared with the same period last year, reflecting higher

revenue and lower PCL, partially offset by higher

non-interest expenses. The annualized

ROE for the
period was 31.7%, compared with 30.2% in

the same period last year.
Revenue for the period was $10,677 million,

an increase of $537 million, or 5%, compared

with the same period last year. Net interest income was
$8,683 million, an increase of $525 million, or

6%, compared with the same period last

year, primarily reflecting volume growth and higher loan

margins. Average
loan volumes increased $32 billion, or 5%,

reflecting 5% growth in personal loans

and 6% growth in business loans. Average deposit

volumes increased
$14 billion, or 3%, reflecting 2% growth in

personal deposits and 5% growth in business

deposits. Net interest margin was 2.84%,

an increase of 2 bps, primarily
due to higher margins on loans and deposits,

partially offset by changes in balance sheet

mix. Non-interest income was $1,994

million, an increase of $12 million,
or 1%, reflecting business growth.

PCL was $934 million, a decrease of $209

million compared with the same period last

year. PCL – impaired was $889 million, an increase of

$2 million,
relatively flat compared with the same period

last year, reflecting credit migration in the consumer lending portfolios, largely offset by lower provisions in the
commercial lending portfolio. PCL – performing

was $45 million, a decrease of $211 million compared with the same period last year. The current year performing
provisions were largely related to credit

migration in the consumer lending portfolios

and volume growth, partially offset by the impact

of a model update in the
other personal lending portfolios. Total PCL as an annualized percentage of credit volume was 0.31%, a decrease of

8 bps compared with the same period last
year.
Non-interest expenses were $4,235 million,

an increase of $97 million, or 2%, compared

with the same period last year, reflecting higher employee-related expenses.
The efficiency ratio was 39.7%, compared with 40.8%

for the same period last year.
4

The Bank’s Q3 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate actions, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section in the Bank’s second quarter 2026 MD&A.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

TABLE 8: U.S. BANKING
(millions of dollars, except as noted) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
Canadian Dollars 2026 2026 2025 2026 2025
Net interest income – reported $

3,196
$

3,296
$

3,038
$

6,492
$

6,102
Net interest income – adjusted
1,2

3,196

3,296

3,074

6,492

6,138
Non-interest income (loss) – reported
3

588

789
(284)

1,377
(402)
Non-interest income – adjusted 1,3,4

785

789

809

1,574

1,618
Total revenue – reported

3,784

4,085

2,754

7,869

5,700
Total revenue – adjusted
1

3,981

4,085

3,883

8,066

7,756
Provision for (recovery of) credit losses –

impaired

332

394

309

726

838
Provision for (recovery of) credit losses –

performing

10
(99)

133
(89)

55
Total provision for (recovery of) credit losses

342

295

442

637

893
Non-interest expenses – reported

2,476

2,468

2,338

4,944

4,718
Non-interest expenses – adjusted 1,5

2,476

2,512

2,338

4,988

4,718
Provision for (recovery of) income taxes – reported 3

153

282
(68)

435
(96)
Provision for (recovery of) income taxes – adjusted 1,3

203

271

214

474

417
U.S. Banking net income excluding Schwab

– reported

813

1,040

42

1,853

185
U.S. Banking net income excluding Schwab

– adjusted
1

960

1,007

889

1,967

1,728
Share of net income from investment in

Schwab
6,7 – –

78
–

277
U.S. Banking net income – reported $

813
$

1,040
$

120
$

1,853
$

462
U.S. Banking net income – adjusted
1

960

1,007

967

1,967

2,005
U.S. Dollars
Net interest income – reported $

2,332
$

2,372
$

2,136
$

4,704
$

4,296
Net interest income – adjusted
1,2

2,332

2,372

2,161

4,704

4,321
Non-interest income (loss) – reported 3

430

569
(193)

999
(275)
Non-interest income – adjusted 1,3,4

574

569

570

1,143

1,140
Total revenue – reported

2,762

2,941

1,943

5,703

4,021
Total revenue – adjusted
1

2,906

2,941

2,731

5,847

5,461
Provision for (recovery of) credit losses –

impaired

243

284

216

527

587
Provision for (recovery of) credit losses –

performing

7
(72)

95
(65)

42
Total provision for (recovery of) credit losses

250

212

311

462

629
Non-interest expenses – reported

1,807

1,778

1,644

3,585

3,319
Non-interest expenses – adjusted 1,5

1,807

1,810

1,644

3,617

3,319
Provision for (recovery of) income taxes – reported 3

110

204
(47)

314
(67)
Provision for (recovery of) income taxes – adjusted 1,3

147

196

150

343

293
U.S. Banking net income excluding Schwab

– reported

595

747

35

1,342

140
U.S. Banking net income excluding Schwab

– adjusted
1

702

723

626

1,425

1,220
Share of net income from investment in

Schwab
6,7 – –

54
–

196
U.S. Banking net income – reported $

595
$

747
$

89
$

1,342
$

336
U.S. Banking net income – adjusted
1

702

723

680

1,425

1,416
Selected volumes and ratios
U.S. Banking return on common equity excluding

Schwab – reported
8

8.2
%

9.9
%

0.5
%

9.0
%

0.9
%
U.S. Banking return on common equity excluding

Schwab – adjusted
1,8

9.6

9.6

8.3

9.6

7.9
U.S. Banking return on common equity – reported 8

8.2

9.9

1.1

9.0

2.1
U.S. Banking return on common equity – adjusted
1,8

9.6

9.6

8.8

9.6

8.7
Net interest margin – reported 9

3.41

3.38

3.00

3.40

2.93
Net interest margin – adjusted 1,9

3.41

3.38

3.04

3.40

2.95
Efficiency ratio – reported 3

65.4

60.5

84.6

62.9

82.5
Efficiency ratio – adjusted 1,3

62.2

61.5

60.2

61.9

60.8
Assets under administration (billions of U.S.

dollars)
10
$

46
$

47
$

45
$

46
$

45
Assets under management (billions of U.S.

dollars)
10

11

11

9

11

9
Number of U.S. banking stores

1,048

1,049

1,137

1,048

1,137
Average number of full-time equivalent staff

30,326

29,877

28,604

30,098

28,437
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document, and the
Glossary in the Bank’s second quarter 2026 MD&A.
2

Adjusted net interest income excludes the following item of note:
i.

Balance sheet restructuring (impact of loan hedge rebalancing before the close of the correspondent loan sale) – Q2 2025: $36 million or US$25 million ($26 million or US$19 million after tax),
2025 YTD: $36 million or US$25 million ($26 million or US$19 million after tax).
3

Effective the first quarter of 2026, non-interest income within U.S. Banking is adjusted for the Bank’s share of losses from community-based tax-advantaged investments accounted for using the equity method which are reclassified to provision for income taxes. The adjustment between non-interest income and provision for income taxes reflected in U.S. Banking results is reversed in the Corporate segment. The adjustment for the quarter was $179 million (US$131 million), compared with $184 million (US$132 million) in the prior quarter, and $161 million (US$113 million) in the second quarter last year, 2026 YTD: $363 million (US$263 million); 2025 YTD: $325 million (US$229 million). Comparative amounts have been reclassified to conform with the presentation adopted in the first quarter of
2026.
4

Adjusted non-interest income excludes the following items of note:
i.

Balance sheet restructuring – Q2 2025: $1,093 million or US$763 million ($821 million or US$572 million after tax), 2025 YTD: $2,020 million or US$1,415 million ($1,517 million or US$1,061 million after tax).
ii.

Charge reflecting a change in the partnership share in the U.S. strategic cards portfolio, resulting in an adjustment to the corresponding program receivable – Q2 2026: $197 million or
US$144 million ($147 million or US$107 million after tax), 2026 YTD: $197 million or US$144 million ($147 million or US$107 million after tax).
5

Adjusted non-interest expenses exclude the following item of note:
i.

FDIC special assessment – Q1 2026: ($44) million or US($32) million (($33) million or US($24) million after tax), 2026 YTD: ($44) million or US($32) million (($33) million or US($24) million after tax).
6

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to Note 7 of the Bank’s second quarter 2026 Interim Consolidated Financial Statements for further details.
7

The after-tax amount for amortization of acquired intangibles was recorded in the Corporate segment.

8

Capital allocated to the business segment was 11.5% CET1 Capital.
9

Net interest margin is calculated by dividing U.S. Banking segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-
tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.
10
For additional information about this metric, refer to the Glossary in the Bank’s second quarter 2026 MD&A.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

5
6
7
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Discussions of the U.S. Banking segment's

performance exclude Schwab.
Refer to the "Significant Events" section of

the Bank's 2025 Annual Report for

further details.

During the second quarter of fiscal 2026,

the Bank completed the conversion of its Nordstrom

credit card portfolio onto the Bank’s servicing

platform and received
a greater share of revenue and credit losses.

The Bank incurred a charge of $197 million (US$144

million) pre-tax, reflecting an adjustment of

amounts which will
no longer be recovered from Nordstrom for

expected credit losses ("receivable adjustment").
Quarterly comparison – Q2 2026 vs. Q2 2025
U.S. Banking reported net income was $813 million

(US$595

million), an increase of $771

million (US$560

million), compared with the second quarter

last year,
reflecting the impact of U.S. balance

sheet restructuring activities and lower PCL,

partially offset by the receivable adjustment

in the U.S. strategic cards portfolio,
higher governance and control investments,

including costs for U.S. BSA/AML

remediation in the current quarter, and higher

spend supporting business growth
initiatives. U.S. Banking adjusted net income

was $960

million (US$702 million), an increase of

$71 million (US$76

million), or 8% (12% in U.S. dollars), compared
with the second quarter last year, reflecting

lower PCL and the impact of

U.S. balance sheet restructuring activities, partially

offset by higher governance and
control investments, including costs for U.S.

BSA/AML remediation in

the current quarter, and higher spend supporting

business growth initiatives. The reported
and adjusted annualized ROE for the quarter

were 8.2% and 9.6%, respectively, compared

with 0.5% and 8.3%, respectively, in

the second quarter last year.
Reported revenue for the quarter was US$2,762

million, an increase of US$819 million,

or 42%, compared with the second

quarter last year. Adjusted

revenue
for the quarter was US$2,906

million, an increase of US$175

million, or 6%, compared with the second

quarter last year. Reported and adjusted

net interest
income of US$2,332 million, increased US$196

million, or 9%, on a reported basis,

and increased US$171 million, or 8%, on

an adjusted basis, largely reflecting
higher product margins and the adjustment related

to certain deferred product acquisition

costs (the "deferred cost adjustment") in the

second quarter last year.
Reported and adjusted net interest margin

of 3.41%, increased 41 bps on a reported

basis, and increased 37 bps on an adjusted

basis,

due to higher loan and
deposit margins, the impact of U.S. balance

sheet restructuring activities, and the

normalization of elevated liquidity levels (which

positively impacted net interest
margin by 8 bps). Reported non-interest income

was US$430

million, an increase of US$623

million, compared with the second quarter

last year, reflecting the
impact of U.S. balance sheet restructuring

activities in the second quarter last year, partially

offset by the receivable adjustment in the U.S.

strategic cards portfolio.
On an adjusted basis, non-interest income

was US$574

million, an increase of US$4

million, or 1%, compared with the

second quarter last year.
Average loan volumes decreased US$13

billion, or 7%, compared with the second

quarter last year. Personal loans decreased

4% and business loans
decreased 10%, reflecting U.S. balance

sheet restructuring activities. Excluding the impact

of the loan portfolios identified for sale or

run-off under our U.S.
balance sheet restructuring program, core

average loan volumes increased US$4

billion, or 3%
,
. Average deposit volumes decreased

US$17 billion, or 5%,
reflecting a 14% decrease in sweep deposits,

a 2% decrease in personal deposits, and

a 2% decrease in business deposits.

Assets under administration (AUA) were US$46

billion as at April 30, 2026,

an increase of US$1 billion, or 2%, compared

with the second quarter last year, and
assets under management (AUM) were US$11

billion as of April 30, 2026,

an increase of US$2 billion, or 22%, compared

with the second quarter last year, both
reflecting net asset growth and market appreciation.
PCL for the quarter was US$250

million, a decrease of US$61 million

compared with the second quarter last

year. PCL – impaired was US$243

million, an
increase of US$27 million, or 13%, largely

reflecting credit migration in the consumer

lending portfolios. PCL – performing

was a build of US$7 million, a decrease
of US$88 million compared with the second quarter

last year. The performing provisions

this quarter were recorded in both the consumer

and commercial lending
portfolios, partially offset by lower volume.

U.S. Banking PCL including

only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as an annualized
percentage of credit volume was 0.60%, a

decrease of 9 bps compared with the

second quarter last year.
Non-interest expenses for the quarter were US$1,807

million, an increase of US$163 million,

or 10%, compared to the second quarter last

year, reflecting higher
governance and control investments including

costs of US$173 million for U.S. BSA/AML

remediation, higher spend supporting business

growth initiatives, and
higher employee-related expenses.
The reported and adjusted efficiency ratios

for the quarter were 65.4% and 62.2%, respectively,

compared with 84.6% and 60.2%, respectively,

in the second
quarter last year.
Quarterly comparison – Q2 2026 vs. Q1 2026
U.S. Banking reported net income was $813 million

(US$595

million), a decrease of $227 million (US$152

million), or 22% (20% in U.S. dollars),

compared with
the prior quarter, primarily reflecting the receivable

adjustment in the U.S. strategic cards portfolio,

higher PCL, the impact of fewer days

in the second quarter, and
the expense recovery of the FDIC special assessment

charge in the prior quarter. U.S. Banking adjusted

net income was $960 million (US$702 million),

a
decrease of $47 million (US$21

million), or 5% (3% in U.S. dollars), compared

to the prior quarter, primarily reflecting

higher PCL and the impact

of fewer days in
the second quarter. The reported and

adjusted annualized ROE for the quarter were

8.2% and 9.6%, respectively, compared with

9.9% and 9.6%, respectively, in
the prior quarter.
Reported revenue for the quarter was US$2,762

million, a decrease of US$179

million, or 6%, compared with the

prior quarter. Adjusted

revenue for the quarter
was US$2,906

million, a decrease of US$35 million,

or 1%, compared with the prior quarter.

Reported and adjusted net interest income

of US$2,332 million,
decreased US$40 million, or 2%, largely reflecting

fewer days in the second quarter.

Net interest margin of 3.41%, increased

3 bps, due to higher loan and deposit
margins. Net interest margin is expected

to modestly increase in the third quarter of

fiscal 2026
.

Reported non-interest income was US$430

million, a decrease of
US$139 million, or 24%, compared with the

prior quarter, reflecting the receivable

adjustment in the U.S. strategic cards portfolio.

On an adjusted basis, non-
interest income was US$574

million, an increase of US$5 million, or

1%, compared with the prior quarter.
Average loan volumes decreased US$2

billion, or 1%, compared with the prior

quarter, reflecting a 1% decrease in personal

loans and a 1% decrease in
business loans. Excluding the impact of the

loan portfolios identified for sale or run-off

under our U.S. balance sheet restructuring

program, core average loan
volumes were flat
5
,6
. Average deposit volumes

decreased US$4 billion, or 1%, compared

with the prior quarter, reflecting a 3%

decrease in sweep deposits and a
3% decrease in business deposits, partially offset

by a 1% increase in personal deposits,

compared to the prior quarter.
AUA were US$46 billion as

at April 30, 2026, a decrease

of US$1 billion, or 2%, compared with

the prior quarter, reflecting a decrease in net assets,

and AUM
were US$11 billion as at April

30, 2026, flat compared with the prior

quarter.
PCL for the quarter was US$250

million, an increase of US$38 million

compared with the prior quarter. PCL

– impaired was US$243 million, a decrease

of
US$41 million, or 14%, reflecting lower provisions

in both the commercial and consumer

lending portfolios. PCL – performing was

a build of US$7 million,
compared with a recovery of US$72 million

in the prior quarter. The performing

provisions this quarter were recorded in

both the consumer and commercial lending
5
Loan portfolios identified for sale or run-off include the Point-of-Sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q2 2026 average loan volumes: US$173 billion (Q1 2026: US$175 billion; 2026 YTD: US$174 billion; Q2 2025: US$187 billion; 2025 YTD: US$190 billion).
Q2 2026 average loan volumes of loan portfolios identified for sale or run-off: US$9 billion (Q1 2026: US$11 billion; 2026 YTD: US$10 billion; Q2 2025: US$27 billion; 2025 YTD: US$30 billion). Q2 2026 average loan volumes excluding loan portfolios identified for sale or run-off: US$164 billion (Q1 2026: US$164 billion; 2026 YTD: US$164 billion; Q2 2025: US$160 billion; 2025 YTD: US$160 billion).
6

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
7

The Bank’s Q3 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section in the
Bank’s second quarter 2026 MD&A.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

portfolios, partially offset by lower volume.

U.S. Banking PCL including

only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as an annualized
percentage of credit volume was 0.60%, an

increase of 11 bps compared with

the prior quarter.
Reported and adjusted non-interest expenses

for the quarter were US$1,807 million,

an increase of US$29 million, or 2%, on a

reported basis, compared with
the prior quarter, reflecting the expense recovery

of the FDIC special assessment charge

in the prior quarter. On an adjusted basis,

non-interest expenses were
relatively flat compared with the prior quarter.
The reported and adjusted efficiency ratios

for the quarter were 65.4% and 62.2%, respectively,

compared with 60.5% and 61.5%, respectively,

in the prior
quarter.
Year-to-date comparison – Q2 2026 vs. Q2 2025
U.S. Banking reported net income for the six

months ended April 30, 2026, was $1,853

million (US$1,342

million), an increase of $1,668

million
(US$1,202

million), compared with the same period last

year, reflecting the impact of U.S. balance sheet restructuring activities, lower PCL, and the expense
recovery of the FDIC special assessment

charge, partially offset by higher governance

and control investments, including

costs for U.S. BSA/AML remediation,
and the receivable adjustment in the U.S.

strategic cards portfolio.

U.S. Banking adjusted net income

was $1,967

million (US$1,425

million), an increase of
$239 million (US$205

million), or 14% (17% in U.S. dollars), reflecting

the impact of U.S. balance sheet restructuring

activities and lower PCL, partially offset by
higher governance and control investments,

including costs for U.S. BSA/AML

remediation.

The reported and adjusted annualized ROE

for the period were 9.0%
and 9.6%, respectively, compared with 0.9% and 7.9%, respectively, in the same period last year.
Reported revenue for the period was US$5,703

million, an increase of US$1,682

million, or 42%, compared with the same period

last year. On an adjusted
basis, revenue for the period was US$5,847

million, an increase of US$386 million, or 7%,

compared with the same period last

year. Reported and adjusted net
interest income of US$4,704 million, increased

US$408 million, or 9%, on a reported

basis, and increased US$383 million, or

9%, on an adjusted basis, reflecting
higher product margins,

the impact of U.S. balance sheet restructuring

activities,

and the deferred cost adjustment in the

prior year. Reported and adjusted net
interest margin of 3.40%, increased 47bps

on a reported basis,

and increased 45bps on an adjusted basis,

due to higher deposit and loan margins

and U.S.
balance sheet restructuring activities. Reported

non-interest income of US$999 million,

increased US$1,274 million, primarily reflecting

the impact of U.S. balance
sheet restructuring activities in the prior

year, partially offset by the receivable adjustment in the U.S. strategic cards portfolio.

On an adjusted basis, non-interest
income of US$1,143 million, increased

US$3 million, compared with the same period

last year.
Average loan volumes for the period decreased

US$15 billion, or 8%, compared with the

same period last year, reflecting a 11% decrease in business loans and a 6% decrease in personal loans. Excluding

the impact of the loan portfolios identified

for sale or run-off under our U.S. balance sheet

restructuring program,
average loan volumes for the period increased

US$4 billion, or 2%, compared with the

same period last year
5
,6
. Average deposit volumes decreased
US$15 billion, or 5%, reflecting a 13% decrease

in sweep deposits, a 2% decrease in personal

deposits, and a 1% decrease in business

deposits, compared with
the same period last year.
PCL was US$462 million, a decrease of

US$167 million compared with the same period

last year. PCL – impaired was US$527 million, a decrease

of
US$60 million, or 10%, largely reflecting

lower provisions in both the commercial

and consumer lending portfolios. PCL

– performing was a recovery of
US$65 million, compared to a build of US$42

million in the same period last year. The current year performing recovery reflects an update to the macroeconomic
outlook, migration from performing to impaired

in the commercial lending portfolio, and lower

volume. U.S. Retail PCL including only

the Bank’s share of PCL in the
U.S. strategic cards portfolio, as an annualized

percentage of credit volume was 0.54%,

a decrease of 14 bps, compared with

the same period last year.
Reported non-interest expenses for the period

were US$3,585 million, an increase of US$266

million, or 8%, compared with the same period

last year, reflecting
higher governance and control investments,

including costs for U.S. BSA/AML

remediation, higher employee-related expenses,

and spend supporting business
growth initiatives, partially offset by the expense recovery of the FDIC special assessment charge.

On an adjusted basis, non-interest expenses

for the period were
US$3,617 million, increased US$298 million,

or 9%, reflecting higher governance and

control investments, including costs for U.S.

BSA/AML remediation, higher
employee-related expenses,

and spend supporting business growth initiatives.
The reported and adjusted efficiency ratios for

the period were 62.9% and 61.9%, respectively, compared

with 82.5% and 60.8%, respectively, for the same
period last year.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

TABLE 9: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Net interest income $ 423 $ 406 $ 362 $ 829 $ 731
Non-interest income 3,355 3,500 3,141 6,855 6,370
Total revenue 3,778 3,906 3,503 7,684 7,101
Insurance service expenses 1 1,398 1,622 1,417 3,020 2,924
Non-interest expenses 1,249 1,258 1,131 2,507 2,304
Provision for (recovery of) income taxes 294 269 248 563 486
Net income $ 837 $ 757 $ 707 $ 1,594 $ 1,387
Selected volumes and ratios
Return on common equity 51.2% 45.3% 46.8% 48.2% 44.7%
Return on common equity – Wealth Management 2 65.0 66.3 57.8 65.7 59.9
Return on common equity – Insurance 35.9 22.7 33.5 29.2 27.3
Efficiency ratio 33.1 32.2 32.3 32.6 32.4
Efficiency ratio, net of ISE 3 52.5 55.1 54.2 53.8 55.2
Assets under administration (billions of Canadian

dollars)
4 $ 797 $ 771 $ 654 $ 797 $ 654
Assets under management (billions of Canadian

dollars)
643 610 542 643 542
Average number of full-time equivalent staff 16,023 15,872 15,190 15,946 15,183
1

Includes estimated losses related to catastrophe claims – Q2 2026: nil. Q1 2026: $7 million, Q2 2025: $50 million,

2026 YTD: $7 million, 2025 YTD: $50 million.
2

Capital allocated to the business was 11.5% CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q2 2026: $2,380 million, Q1 2026: $2,284 million,
Q2 2025: $2,086 million, 2026 YTD: $4,664 million, 2025 YTD: $4,177 million. Total revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section of this document and the Glossary in the Bank’s second quarter 2026 MD&A for additional information about this metric.
4 Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q2 2026 vs. Q2 2025
Wealth Management and Insurance net income

for the quarter was $837 million, an increase

of $130 million, or 18%, compared

with the second quarter last year,
reflecting Wealth Management net income of

$558 million, an increase of $78 million,

or 16%, compared with the second quarter

last year, and Insurance net
income of $279 million, an increase of $52

million, or 23%, compared with the second

quarter last year. The annualized ROE for the quarter was 51.2%,

compared
with 46.8% in the second quarter last year. Wealth Management annualized ROE for the quarter was 65.0%,

compared with 57.8% in the second quarter last

year,
and Insurance annualized ROE for the quarter

was 35.9% compared with 33.5% in the

second quarter last year.
Revenue for the quarter was $3,778 million, an

increase of $275 million, or 8%,

compared with the second quarter last year. Non-interest income was
$3,355 million, an increase of $214 million, or

7%, reflecting higher fee-based revenues

from asset growth and higher earned premiums.

Net interest income was
$423 million, an increase of $61 million, or 17%,

compared with the second quarter last

year, reflecting higher deposit volumes.
AUA were $797 billion as at April 30, 2026, an

increase of $143 billion, or 22%, and AUM

were $643 billion as at April 30, 2026, an increase

of $101 billion, or
19%, compared with the second quarter last

year, both reflecting market appreciation and net asset

growth.
Insurance service expenses for the quarter

were $1,398 million, relatively flat compared

with the second quarter last year.
Non-interest expenses for the quarter were $1,249

million, an increase of $118 million, or 10%, compared with the second quarter last year, reflecting higher
variable compensation commensurate

with higher revenue, increased employee-related

expenses and technology investments.
The efficiency ratio for the quarter was 33.1%,

compared with 32.3% in the second quarter

last year. The efficiency ratio, net of ISE for the quarter was 52.5%, compared with 54.2% in the second quarter

last year.

Quarterly comparison – Q2 2026 vs. Q1 2026
Wealth Management and Insurance net income

for the quarter was $837 million, an increase

of $80 million, or 11%, compared with the prior quarter, reflecting
Wealth Management net income of $558 million,

a decrease of $16 million, or 3%, compared

with the prior quarter, and Insurance net income of $279 million,

an
increase of $96 million, or 52%, compared

with the prior quarter. The annualized ROE for the quarter

was 51.2%, compared with 45.3% in the prior quarter. Wealth
Management annualized ROE for the quarter

was 65.0%, relatively flat to the prior quarter, and Insurance annualized ROE for the quarter was 35.9%,

compared
with 22.7% in the prior quarter.
Revenue decreased $128 million, or 3%,

compared with the prior quarter. Non-interest income decreased

$145 million, or 4%, mainly reflecting

the impact of
fewer days in the second quarter. Net interest income increased

$17 million, or 4%, reflecting higher deposit

volumes.
AUA increased $26 billion, or 3%, and AUM

increased $33 billion, or 5%, compared

with the prior quarter, both reflecting market appreciation.
Insurance service expenses decreased $224

million, or 14%, compared with the prior quarter, mainly driven by lower claims frequency as well as reserve
releases related to prior years.
Non-interest expenses were relatively flat

compared with the prior quarter.
The efficiency ratio for the quarter was 33.1%,

compared with 32.2% in the prior quarter. The efficiency ratio,

net of ISE, for the quarter was 52.5%, compared
with 55.1% in the prior quarter.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Wealth Management and Insurance net income

for the six months ended April 30, 2026, was

$1,594 million, an increase of $207 million,

or 15%, compared with
the same period last year, reflecting Wealth Management net income of $1,132 million, an increase of $140

million, or 14%, compared with the same period

last
year, and Insurance net income of $462 million, an increase

of $67 million, or 17%, compared with

the same period last year. The annualized ROE for the period was 48.2%, compared with 44.7% in the

same period last year. Wealth Management annualized ROE

for the period was 65.7%, compared

with 59.9% in the same
period last year, and Insurance annualized ROE for the period was 29.2%, compared with 27.3% in the

same period last year.
Revenue for the period was $7,684 million,

an increase of $583 million, or 8%,

compared with the same period last year. Non-interest income increased
$485 million, or 8%, reflecting higher fee-based

revenue from asset growth, insurance

earned premiums, and transaction revenue.

Net interest income increased
$98 million, or 13%, primarily reflecting higher

deposit volumes.
Insurance service expenses were $3,020

million, an increase of $96 million, or 3%,

compared with the same period last year, primarily due to

business growth
and increased claims severity, partially offset by lower losses from catastrophe claims.
Non-interest expenses were $2,507 million,

an increase of $203 million, or 9%,

compared with the same period last year, reflecting higher variable compensation
commensurate with higher revenue, increased

employee-related expenses and technology

investments.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

The efficiency ratio for the period was 32.6%, compared

with 32.4% for the same period last

year. The efficiency ratio, net of ISE, for the period was 53.8%, compared with 55.2% in the same period last

year.
TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
For the six months ended

April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Net interest income (loss) (TEB) $ 276 $ (75) $ 45 $ 201 $ (62)
Non-interest income 2,117 2,545 2,084 4,662 4,191
Total revenue 2,393 2,470 2,129 4,863 4,129
Provision for (recovery of) credit losses –

impaired
80 216 61 296 94
Provision for (recovery of) credit losses –

performing
(2) (44) 62 (46) 101
Total provision for (recovery of) credit losses 78 172 123 250 195
Non-interest expenses – reported 1,509 1,563 1,461 3,072 2,996
Non-interest expenses – adjusted 1,2 1,509 1,563 1,427 3,072 2,910
Provision for (recovery of) income taxes

(TEB) – reported
194 174 126 368 220
Provision for (recovery of) income taxes

(TEB) – adjusted
1 194 174 134 368 239
Net income – reported $ 612 $ 561 $ 419 $ 1,173 $ 718
Net income – adjusted 1 612 561 445 1,173 785
Selected volumes and ratios
Trading-related revenue (TEB) 1,3 $ 868 $ 1,146 $ 856 $ 2,014 $ 1,760
Average gross lending portfolio (billions of Canadian

dollars)
4 100.0 93.9 103.1 97.0 102.0
Return on common equity – reported 5 14.5% 12.6% 10.2% 13.5% 8.8%
Return on common equity – adjusted 1,5 14.5 12.6 10.9 13.5 9.6
Efficiency ratio – reported 63.1 63.3 68.6 63.2 72.6
Efficiency ratio – adjusted 1 63.1 63.3 67.0 63.2 70.5
Average number of full-time equivalent staff 7,226 7,334 6,970 7,281 6,944
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the Bank’s second quarter 2026 MD&A.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q2 2025: $34 million ($26 million after tax), 2025 YTD: $86 million
($67 million after tax).
3

Includes net interest income (loss) TEB of ($121) million, (Q1 2026: ($455) million, Q2 2025: ($272) million, 2026

YTD: ($576) million; 2025 YTD: ($676) million), and trading income (loss)
of $989 million (Q1 2026: $1,601 million,

Q2 2025: $1,128 million, 2026 YTD: $2,590 million, 2025 YTD: $2,436 million). Trading

-related revenue (TEB) is a non-GAAP financial measure.
4

Includes gross loans relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps,

and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q2 2026 vs. Q2 2025
Wholesale Banking reported and adjusted net

income for the quarter was $612 million. Reported

net income for the quarter increased $193

million, or 46%,
compared with the second quarter last

year, primarily reflecting higher revenues and lower PCL,

partially offset by higher non-interest expenses.

On an adjusted
basis, net income increased $167 million, or 38%,

compared with the second quarter last

year.
Revenue for the quarter was $2,393 million, an

increase of $264 million, or 12%,

compared with the second quarter last year. Higher revenue

primarily reflects
higher lending and financing revenue, advisory

fees and equity commissions.
PCL for the quarter was $78 million, a decrease

of $45 million compared with the second

quarter last year. PCL – impaired was $80 million, an increase of
$19 million compared with the prior year, reflecting a small number of impairments across various industries.

PCL – performing was a recovery of $2

million,
compared to a build of $62 million in the prior

year. The performing recovery this quarter reflects migration of reserves from performing to impaired,

partially offset
by an update to the macroeconomic outlook.
Reported and adjusted non-interest expenses

for the quarter were $1,509 million. Reported

non-interest expenses increased $48

million, or 3%, compared with
the second quarter last year, primarily reflecting higher variable compensation and operating costs, including

front office and technology, partially offset by the
cessation of acquisition and integration-related

costs. On an adjusted basis, non-interest expenses

increased $82 million, or 6%.
Quarterly comparison – Q2 2026 vs. Q1 2026
Wholesale Banking reported and adjusted net

income for the quarter was $612 million. Reported

and adjusted net income increased $51

million, or 9%, compared
with the prior quarter, primarily reflecting lower PCL and non-interest expenses, partially offset by lower revenues.
Revenue for the quarter decreased $77 million,

or 3%, compared with the prior quarter. Lower revenue

primarily reflects lower trading-related

revenue, partially
offset by higher underwriting fees, lending and

financing revenue and the net change in

fair value of loan underwriting commitments.
PCL for the quarter was $78 million, a decrease

of $94 million compared with the prior quarter. PCL – impaired was $80 million, a decrease of $136 million, due
to higher impairments in the prior period.

PCL – performing was a recovery of $2

million, compared with a recovery of $44

million in the prior quarter. The
performing recovery this quarter reflects

migration of reserves from performing to impaired,

partially offset by an update to the macroeconomic

outlook.
Reported and adjusted non-interest expenses

for the quarter decreased $54 million, or 3%,

compared with the prior quarter, primarily reflecting lower

operating
costs, including front office and technology and

variable compensation.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Wholesale Banking reported and adjusted net

income for the six months ended April 30, 2026

was $1,173 million. Reported net income

for the quarter increased
$455 million, or 63%, compared with the same

period last year, reflecting higher revenues, partially offset by higher non-interest expenses and PCL.

On an
adjusted basis, net income increased $388 million,

or 49%.
Revenue was $4,863 million, an increase of

$734 million, or 18%, compared with the

same period last year. Higher revenue primarily reflects higher lending and
financing revenue, trading-related revenue,

and advisory fees.
PCL was $250 million, an increase of $55

million compared with the same period last

year. PCL – impaired was $296 million, an increase of

$202 million,
reflecting a small number of impairments

across various industries. PCL – performing

was a recovery of $46 million, compared to

a build of $101 million in the
same period last year. The current year performing recovery

was driven by migration from performing to impaired,

partially offset by an update to the
macroeconomic outlook.
Reported and adjusted non-interest expenses

were $3,072 million. Reported non-interest

expenses increased $76 million, or 3%,

compared with the same
period last year, primarily reflecting higher operating costs,

including front office and technology, variable compensation, and spend supporting business growth,
partially offset by the cessation of acquisition and integration-related costs. On an adjusted basis, non-interest

expenses increased $162 million, or 6%.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

TABLE 11: CORPORATE
(millions of Canadian dollars) For the three months ended For the six months ended
April 30 January 31 April 30 April 30 April 30
2026 2026 2025 2026 2025
Net income (loss) – reported $ 64 $ (359) $ 8,215 $ (295) $ 7,856
Adjustments for items of note
Amortization of acquired intangibles 33 34 43 67 104
Restructuring charges – 200 163 200 163
Impact from the terminated FHN acquisition-related

capital hedging strategy
43 44 47 87 101
Gain on sale of Schwab shares – – (8,975) – (8,975)
Less: impact of income taxes
Gain on sale of Schwab shares 1 288 – (407) 288 (407)
Other items of note 18 72 61 90 83
Net income (loss) – adjusted 2 $ (166) $ (153) $ (161) $ (319) $ (427)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses 3 $ (543) $ (515) $ (431) $ (1,058) $ (801)
Other 377 362 270 739 374
Net income (loss) – adjusted 2 $ (166) $ (153) $ (161) $ (319) $ (427)
Selected volumes
Average number of full-time equivalent staff 4 18,111 18,098 18,356 18,104 18,073
1

The current quarter income tax impact includes an adjustment to the Bank's estimate of taxes owed on the gain from its disposition of Schwab shares in the prior year. Refer to "Income
Taxes" in the "Financial Results Overview"

section in the Bank's second quarter 2026 MD&A for further details.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document, and the Glossary in the Bank’s second quarter 2026 MD&A.
3

For additional information about this metric, refer to the Glossary in the Bank’s second quarter 2026

MD&A.
4

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q2 2026 vs. Q2 2025
Corporate segment’s reported net income for the quarter

was $64 million, compared with $8,215

million in the second quarter last year. The lower net income primarily reflects the gain on sale of Schwab

shares in the prior year. Net corporate expenses increased

$112 million compared with the second quarter last year,
primarily reflecting continued investments

in governance and controls. The adjusted

net loss for the quarter was $166 million,

compared with $161 million in the
prior year.
Quarterly comparison – Q2 2026 vs. Q1 2026
Corporate segment’s reported net income for the quarter

was $64 million, compared with a reported

net loss of $359 million in the prior quarter. The quarter-over-
quarter change primarily reflects the

current quarter impact of a tax benefit related

to the prior year's gain on sale of Schwab

shares and restructuring charges in
the prior quarter. The adjusted net loss for the quarter

was $166 million, compared with $153

million in the prior quarter.
Year-to-date comparison – Q2 2026 vs. Q2 2025
Corporate segment’s reported net loss for the six

months ended April 30, 2026 was $295 million,

compared with a reported net income of $7,856

million in the
same period last year. The year-over-year change primarily reflects the gain on sale of Schwab shares in the

prior year. Net corporate expenses increased
$257 million compared to the same period

last year, primarily reflecting continued investments in governance and controls. The adjusted net loss for the

six
months ended April 30, 2026 was $319 million,

compared with $427 million in the same

period last year.

TD BANK GROUP • SECOND QUARTER 2026 •

EARNINGS NEWS RELEASE

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

td.shareholderrelations@td.com. Please
note that by leaving us an e-mail or voicemail

message, you are providing your

consent for us to forward your inquiry

to the appropriate party for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website:

www.td.com
Email: customer.service@td.com
Access to Quarterly Results Materials
Interested investors, the media and others

may view the second quarter earnings news

release, results slides, supplementary

financial information, and the Report
to Shareholders on the TD Investor Relations

website at www.td.com/investor/.
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on May 28, 2026.

The call will be audio webcast live through

TD’s

website at 9:30 a.m. ET.
The call will feature presentations by

TD executives on the Bank’s financial results

for the second quarter and discussions

of related disclosures, followed by a
question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor

on
May 28, 2026, in advance of the call.

A listen-only telephone line

is available at 416-855-9085 or 1-800-990-2777

(toll free), passcode 62095#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

until 11:59 p.m. ET on June 11, 2026,
by calling 289-819-1325 or 1-888-660-6264 (toll

free). The passcode is 62095#.
About TD Bank Group
The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North

America by
assets and serves 28.1 million clients in four

key businesses operating in a number of

locations in financial centres around the

globe: Canadian Personal
and Commercial Banking, including

TD Canada Trust and TD

Auto Finance Canada; U.S. Banking,

including TD Auto Finance

U.S., and TD Wealth (U.S.); Wealth
Management and Insurance, including

TD Wealth (Canada), TD Direct Investing,

and TD Insurance; and Wholesale

Banking, including TD Securities and

TD
Cowen.

TD also ranks among North

America’s leading digital banks,

with more than 13 million active mobile

users in Canada and the U.S.

TD had $2.1 trillion in
assets on April 30,

2026. The Toronto-Dominion

Bank trades under the symbol “TD” on the

Toronto Stock Exchange and New

York Stock Exchange.
For further information contact:
Brooke Hales,

Senior Vice President, Investor Relations,

416-307-8647, Brooke.Hales@td.com

Gabrielle Sukman,

Senior Manager, Corporate and Public

Affairs,

416-983-1854, Gabrielle.Sukman@td.com